Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
P.O. Box 755, Toronto, Ontario M5J 2T3

TO THE SHAREHOLDERS:

TAKE NOTICE that the Eightieth Annual Meeting of the holders of Common Shares of NORANDA INC. will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Wednesday, April 23, 2003 at 10:00 a.m. (local time) for the following purposes:

  (i)           to receive reports and financial statements;

  (ii)          to elect directors;

  (iii)         to appoint auditors and authorize the directors to fix the remuneration of the auditors; and

  (iv)         to transact such other business as may properly come before the Meeting or any adjournment thereof.

    A copy of the reports and the financial statements to be laid before the Meeting is forwarded herewith.

    Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the return envelope provided.

    DATED March 1, 2003.

By Order of the Board of Directors,
(Signed) JULIE GALLOWAY Associate General Counsel & Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Information Circular ("Circular") is furnished in connection with the solicitation by the management of Noranda Inc. (the "Corporation" or "Noranda") of proxies to be used at the Annual Meeting of the holders of Common Shares ("Common Shares") referred to in the accompanying Notice of Meeting (the "Notice") to be held at the time and place and for the purposes set forth in such Notice (the "Meeting"). The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation. The information contained herein is given as at February 28, 2003, unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. The completed form of proxy must be deposited with CIBC Mellon Trust Company, by mail in the return envelope provided or addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at (416) 368-2502, or with the Secretary of the Corporation, not later than the close of business on Tuesday, April 22, 2003 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

NON-REGISTERED HOLDERS

In this Circular and the enclosed form of proxy and Notice, all references to shareholders are to registered holders of Common Shares. Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (i)           in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (ii)          in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

    In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation's 2002 Annual Report (which includes management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2002) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

    Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

  (i)           be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, by mail addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at (416) 368-2502, or with the Secretary of the Corporation, as described above; or

  (ii)          more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone, the internet or facsimile).

    The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

    In any case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so: (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation (BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

    A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted for or against or withheld from voting accordingly. In the absence of such direction, such shares will be:

  (i)           voted for the election as directors of the Corporation of the persons listed under the heading "Election of Directors" below; and

  (ii)          voted for the appointment of Ernst & Young LLP as auditors of the Corporation and to authorize the directors to fix its remuneration.

    The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice and in respect of other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES

As of February 28, 2003, 241,290,310 Common Shares were outstanding. Each holder of Common Shares is entitled to one vote on all matters to come before the Meeting or any adjournment thereof for each Common Share registered in the shareholder's name in the list of holders of Common Shares prepared as of March 12, 2003 (the "Record Date") unless a person has transferred shares after the Record Date and the new holder of such shares establishes proper ownership thereof and in writing requests the Secretary of the Corporation by April 14, 2003 to be included in the list of holders of Common Shares entitled to vote. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see "Non-Registered Holders" above.

PRINCIPAL HOLDERS OF THE CORPORATION'S VOTING SHARES

The management of the Corporation understands that Brascan Corporation ("Brascan") and associated companies own 96,604,783 Common Shares (or approximately 40% of the outstanding Common Shares) and Convertible Debentures convertible into 2,722,323 Common Shares.

    Brascan is a public corporation listed on the Toronto and New York stock exchanges. Brascan's major shareholder is EdperPartners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 30 million Class A Limited Voting Shares of Brascan, representing approximately 16% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan.

    Shareholders of Partners, in addition to receiving dividends from their investment in Partners, participate in an investment fund (the "Fund") that was formed and financed by Partners in 2001 to invest in securities other than those issued by Brascan and its affiliates. The Fund distributed $3.0 million of investment income to participants in January 2003, with no individual participant receiving more than $178,200. The following shareholders of Partners, Messrs. Cockwell, Balogh, Flatt, Harding, Kerr, Myhal and Pannell, each of whom is a director of Noranda, received a total of $1,071,000 of distributions in 2003 from the Fund.

BUSINESS OF THE MEETING

ANNUAL FINANCIAL STATEMENTS

The Annual Financial Statements of the Corporation for the fiscal year ended December 31, 2002 are included in the 2002 Annual Report, which is being mailed to shareholders with this Circular. The Annual Report will be placed before the shareholders at the Meeting.

ELECTION OF DIRECTORS

The number of directors of the Corporation to be elected at the Meeting is 14. The persons named in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors ("Board") composed of the 14 nominees listed below to serve until the next annual meeting of the shareholders of the Corporation or until their successors are duly elected or appointed, unless any such person is not available to act as a director, in which event a substitute may be nominated. The nominees whose names are set forth below are currently directors of the Corporation.

			Number of Common Shares/Deferred Share Units Owned as at February 28, 2003(1)
Proposed Nominee, Municipality of Residence	Principal Occupation	Director Since

Alex G. Balogh Oakville, Ontario	Corporate Director(2)(3)	1994	5,275	Common(5)
André Bérard, O.C. Verdun, Quebec	Chairman of the Board, National Bank of Canada (Banking)	1990	1,000 7,515	Common Units
Jack L. Cockwell Toronto, Ontario	Group Chairman, Brascan (Real estate, financial services and power generation company, with investments in the resource sector)(3)	1981	48,000	Common(5)
V. Maureen Kempston Darkes, O.C., O.O. Miami, Florida U.S.A.	GM Group Vice President and President Latin America, Africa, Mid-East Operations, General Motors Corporation (International motor vehicle manufacturer)	1998	200 5,914	Common Units
The Honourable J. Trevor Eyton, O.C., Q.C. Cheltenham, Ontario	Member of the Senate of Canada and Director of Brascan	1981	2,500	Common
J. Bruce Flatt Toronto, Ontario	President and Chief Executive Officer, Brascan	2001	5,000	Common(5)
A.L. (Al) Flood, C.M. Thornhill, Ontario	Retired Chairman and Chief Executive Officer, Canadian Imperial Bank of Commerce (Banking)	1999	4,000 8,152	Common Units
Norman R. Gish Calgary, Alberta	President, Gish Consulting Inc. (Pipeline, energy and international marketing advisory services)	2001	1,000 1,365	Common Units
Robert J. Harding, F.C.A. Toronto, Ontario	Chairman, Brascan(3)(4)	1995	1,500	Common(5)
David W. Kerr Toronto, Ontario	Chairman, Noranda(3)	1987	260,691 17,473	Common(5)(6) Units
James W. McCutcheon, Q.C. Toronto, Ontario	Counsel, McCarthy Tétrault LLP (Law firm)	1993	1,000	Common
The Honourable Frank J. McKenna, P.C., Q.C. Cap-Pelé, New Brunswick	Counsel, McInnes Cooper (Law firm)	1998	500 5,284	Common Units
George E. Myhal Toronto, Ontario	President and Chief Executive Officer, Brascan Financial Corporation (Financial services)	1999	1,500	Common(5)
Derek G. Pannell Toronto, Ontario	President and Chief Executive Officer, Noranda(3)	2002	137,984	Common(5)(6)

Notes:

(1)      For a description of Deferred Share Units see "Report on Executive Compensation—Long-Term Incentives" and "Compensation of Directors".

(2)      Mr. Balogh has served as a non-executive Deputy Chairman of Noranda since July 1997.

(3)      Messrs. Balogh, Cockwell, Harding, Kerr and Pannell are directors of Falconbridge Limited ("Falconbridge"), a subsidiary of Noranda. Mr. Balogh also serves as Chairman, and Mr. Pannell as Deputy Chairman, of Falconbridge.

(4)      Mr. Harding served as a non-executive Deputy Chairman of Noranda from October 2001 to October 2002.

(5)      In addition to the Common Shares above, management understands that the following nominees also hold an indirect proportionate interest in Common Shares through Brascan (see "Principal Holders of the Corporation's Voting Shares") as follows: Mr. Balogh—6,806 shares; Mr. Cockwell—2,917,715 shares; Mr. Flatt—2,093,022 shares; Mr. Harding—611,010 shares; Mr. Kerr—1,003,224 shares; Mr. Myhal—1,442,732 shares; and Mr. Pannell—13,804 shares.

(6)      Includes Common Shares held pursuant to the Corporation's management share purchase plan and employeee share savings plan.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the persons named in the form of proxy enclosed with the Notice of Meeting intend to vote "For" the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and authorizing the directors to fix the remuneration to be paid to the auditors.

PRINCIPAL ACCOUNTING FIRM FEES

Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are the auditors of the Corporation and its reporting issuer subsidiary Novicourt Inc.

    From time to time, Ernst & Young also provides advisory and other non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Board has considered whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence and is satisfied that it is.

    Aggregate fees billed to the Corporation and its reporting issuer subsidiaries for the fiscal years ended December 31, 2001 and 2002 by Ernst & Young are set forth in the following table:

	Noranda	Reporting Issuer Subsidiaries	Total

Audit fees	1,821,628/2,364,822	20,000/23,000	1,841,628/2,387,822
Audit-related fees	161,582/280,632	—	161,582/280,632
Tax fees	851,457/830,480	17,670/15,118	869,127/845,598
All other fees	—	—	—

Total	2,834,667/3,475,934	37,670/38,118	2,872,337/3,514,052

    Fees for audit services include fees associated with the annual audit and fees associated with regulatory filings. Audit-related fees are for services provided by Ernst & Young that are reasonably related to its role as auditor, and consist principally of audits of employee benefit funds and advice on accounting standards and other specific transactions. Tax fees include tax compliance, tax advice and tax planning, including expatriate tax services. All other fees would principally include all other support and advisory services.

    It is the Corporation's policy not to engage its auditors to provide services in connection with financial information systems design and implementation.

EXECUTIVE COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

Members of the Human Resources Committee (the "HR Committee") are Jack Cockwell (Chairman), André Bérard, Trevor Eyton, Al Flood, Norman Gish and Robert Harding. No member of the HR Committee is an officer or employee of the Corporation or any of its subsidiaries.

    The HR Committee is responsible for recommending to the Board the compensation of the senior officers of Noranda and its wholly-owned subsidiaries. The board of directors of each subsidiary of the Corporation which is itself a public company is responsible for the compensation of the senior officers employed by it.

    Mr. Pannell, the President and Chief Executive Officer ("CEO") of the Corporation, makes recommendations to the HR Committee with respect to executive compensation philosophy and policy and with respect to the compensation paid to senior officers of the Corporation other than himself and Mr. Kerr, the Chairman. Messrs. Kerr and Pannell are not present at HR Committee or Board meetings while their compensation is determined.

    Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

    With respect to general philosophy, the HR Committee believes that senior executive compensation should be driven primarily by performance relative to the established plans and strategy of the business. Information on the compensation practices of competitors is considered, but does not drive the philosophy or design of the Corporation's program. The HR Committee focuses on rewarding performance, and not on entitlement or excessive levels of employment security.

    The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion weighted to variable compensation tied to the Corporation's performance for the most senior executives. In the case of the Corporation's CEO and its Chairman, this is achieved by maintaining a base salary and cash bonus award below the median base salary level in return for an opportunity to participate at a higher level in the growth in the value of Common Shares.

Base Salaries

Base salaries for the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level for comparable companies within the relevant industry, adjusted to reflect a higher weighting to variable compensation for the most senior executives.

Short-Term Incentives

The Corporation's short-term incentive plan is comprised of a cash bonus award based on both the financial performance of the Corporation and the individual performance of the executive officer. All bonus awards in connection with 2002 performance were made in respect of individual performance.

Long-Term Incentives

Long-term incentives are intended to reward management based on increases in the value of Common Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

    The Corporation's long-term incentives consist of:

(a)    A Stock Option Plan ("SOP"), under which the Corporation grants options to purchase Common Shares at a fixed price, being the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day preceding the date of the grant. Generally, for the named executive officers (as defined below), options are granted annually in the range of two to three times base salary (determined by multiplying the number of shares under option by the exercise price). Under the SOP, the Board has the discretion to grant options having up to a 10-year term, and being subject to vesting provisions and any other conditions considered appropriate. All outstanding stock options have a 10-year term and contain vesting provisions as follows: 20% of the options will vest on the first anniversary following the date of grant; and a further 20% will vest on each of the four subsequent anniversary dates. Stock options granted in 2000, 2001 and 2002 also contained an accelerated vesting feature specifying that on the first day that the market price of the Common Shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable. Effective June 28, 2002, the market growth option feature, which provided the participant with the ability to receive, at the participant's election and without payment to the Corporation, a cash amount reflecting the market appreciation of a Common Share from the date of the stock option grant, was discontinued. The maximum number of Common Shares issuable under the SOP is 13 million.

    In February 2003, in order to further align the interests of management with those of the Corporation's shareholders the board of directors discontinued the accelerated vesting feature outlined above for stock options granted in February 2003. The board of directors also adopted a new policy in connection with the stock options granted in February 2003, requiring key executives of the Corporation (including all named executive officers) to hold, for at least one year, the "net shares" of the Corporation received from the exercise of an option granted on or after February 10, 2003. For this purpose "net shares" means the number of Common Shares obtained through the exercise of such option, less the number of Common Shares required to be sold in order to make payment of: (a) the exercise price of the option; and (b) any income taxes attributable to the gain on exercise of the option.

(b)    A Management Deferred Share Unit Plan ("MDSUP"), under which senior officers designated by the HR Committee may elect to receive all or a portion of their annual performance awards in deferred share units ("Units"). The annual performance awards are converted to Units based on the closing price of the Common Shares on the Toronto Stock Exchange on the date the Units are granted. The portion of the annual performance award elected to be received in Units by the executive may, at the discretion of the HR Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP. The Units vest over a five-year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which time the Units will terminate unless redeemed by the last day of the first calendar year that commences after retirement, resignation, termination or death. An officer who holds Units will receive additional Units as dividends are paid in Common Shares on the same basis as if the dividends were reinvested pursuant to the Corporation's dividend reinvestment plan. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Common Shares at the time of cessation of employment with the Corporation.

    Prior to August 2002, the Corporation also had a Management Share Purchase Plan ("SPP") that was intended to advance the interests of the Corporation and its subsidiaries by encouraging and enabling the acquisition of a larger share interest in the Corporation by key executives of the Corporation and its subsidiaries. The maximum term of any loans granted thereunder was ten years and the maximum number of Common Shares issuable thereunder was 10 million. Loans outstanding under the SPP at the time it was discontinued will be repaid in accordance with their original terms.

Other Components

The other components of the total executive compensation program are pension, other benefits and perquisites.

    Each element of the executive compensation program fulfills a different goal. The HR Committee places the greatest emphasis for the named executive officers on the short-term and long-term incentive programs which are designed to link their interests with those of the Corporation's shareholders, and the least emphasis on pension, other benefits and perquisites.

Compensation of the Chief Executive Officer

Mr. Kerr, who served as CEO until June 1, 2002, was paid a 2002 base salary of $425,000, a 24.1% decrease from the 2001 level of $560,000. Mr. Kerr received a performance award of $123,000 for services rendered in 2002, all of which related to individual performance based on the degree to which he achieved his 2002 objectives pre-determined by the HR Committee and the Board. The objectives included increasing the coordination between Noranda and Falconbridge, improving the performance of under- performing assets and identifying a new CEO. He elected to receive 8,900 Units pursuant to the MDSUP in lieu of receiving this performance award in cash. In February 2002, Mr. Kerr was granted options under the SOP to purchase 100,000 Common Shares at an exercise price of $15.55 per share and in February 2003, he was granted options under the SOP to purchase 85,000 Common Shares at an exercise price of $13.82 per share.

    Mr. Pannell was appointed President and CEO effective June 1, 2002 after serving as President and Chief Operating Officer of the Corporation from September 2001 to May 31, 2002. Mr. Pannell was paid a 2002 base salary of $400,000 and received a performance award of $150,000 for services rendered in 2002, the minimum performance award for 2002 agreed to by the Corporation at the time Mr. Pannell assumed the position of CEO. In February 2002, Mr. Pannell was granted options under the SOP to purchase 200,000 Common Shares at an exercise price of $15.55 per share. In July 2002, Mr. Pannell received an SPP loan of $1,999,878.20 that was applied in payment of the subscription price of 137,260 Common Shares. In February 2003, Mr. Pannell was granted options under the SOP to purchase 130,000 Common Shares at an exercise price of $13.82 per share.

Report presented by the Human Resources Committee: André Bérard, Jack Cockwell, Trevor Eyton, Al Flood, Norman Gish and Robert Harding.

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS(1)

The following table sets forth all compensation paid or payable for services rendered during the financial years ended December 31, 2002, 2001 and 2000, in respect of the CEO and the four other most highly compensated individuals performing a policy-making function in respect of the Corporation (the "named executive officers"):

		Annual Compensation			Long-Term Compensation
				Other Annual Compensation ($)(7)	Securities Under Options Granted (2) (#)		Management Deferred Share Units (#)	All Other Compensation ($)(9)
Name and Principal Position	Year	Salary ($)	Bonus ($)

David Kerr(10)	2002	425,000	123,000(8)	—	100,000		8,900(8)	6,383
Chairman	2001	560,000	126,000(8)	17,060	108,000		8,176(8)	10,732
	2000	540,000	155,520	20,470	89,000		—	9,835

Derek Pannell(3)(10)	2002	400,000	150,000	—	200,000			6,457
President & CEO	2001	360,000	30,000	—	195,000		—	1,765

Lars-Eric Johansson(4)	2002	289,000	45,000	30,975	51,125		—	7,416
Executive Vice-President &					42,000	FL
Chief Financial Officer	2001	267,333	55,579	—	42,000	FL	—	2,079
	2000	258,833	97,187	—	21,000	FL	—	2,013

Robert Sippel	2002	250,000	73,000	—	32,000		—	4,471
President, Magnesium	2001	226,692	44,850	—	43,250		—	4,519
Business Unit	2000	210,000	74,561	—	17,000		—	4,200

Fernando Porcile(5)	2002	US275,000	30,000	—	10,225		—	—
President, Copper South
Business Unit

William Brooks(6)	2002	US330,000	US25,000	US22,617	55,000		—	US5,500
President & CEO	2001	US330,000	US35,000	US20,440	59,250		—	US5,100
Noranda Aluminum, Inc.	2000	US305,000	US109,593	US17,603	50,000		—	US5,250

Notes:

(1)      The table is presented in accordance with Form 40 of Regulation 1015 of Revised Regulations of Ontario, 1990, under the Securities Act (Ontario).

(2)      For details on the terms of the options granted, see "Share Options" below.

(3)      Mr. Pannell was appointed President and CEO of the Corporation effective June 1, 2002. He held the position of President and Chief Operating Officer of the Corporation for the period September 2001 to May 31, 2002. The amount of $360,000 shown as salary for 2001 represents an annual salary of which Mr. Pannell was paid $118,000 for the period September to December 2001.

(4)      Mr. Johansson was appointed Executive Vice President and Chief Financial Officer of Noranda effective June 1, 2002. He was formerly Senior Vice-President and Chief Financial Officer of Falconbridge. The amounts shown as salary and bonus represent the aggregate amounts paid to Mr. Johansson by the Corporation and Falconbridge for 2002. The options shown for Mr. Johansson include options to purchase common shares of Falconbridge (indicated as "FL" above).

(5)      Mr. Porcile was appointed President for the Copper South Business Unit effective April 1, 2002. The amount of US$275,000 shown as salary for 2002 represents an annual salary, of which Mr. Porcile was paid the Chilean peso equivalent of US$202,259 for the period April 1 to December 31, 2002. Mr. Porcile's compensation is stated in US Dollars and he is paid in Chilean pesos, converted on a monthly basis. On December 31, 2002, the Bank of Canada noon rate of exchange for the conversion of one United States dollar into Canadian dollars was 1.5796 (Cdn. $1.00 equals US $0.63307).

(6)      Mr. Brooks' compensation is stated and paid in US Dollars. On December 31, 2002, the Bank of Canada noon rate of exchange for the conversion of one United States dollar into Canadian dollars was 1.5796 (Cdn. $1.00 equals US $0.63307).

(7)      For each of Messrs. Kerr and Pannell, the amounts include an imputed interest benefit from his SPP loans and the dollar value of the difference between the price paid for Common Shares with his SPP loan (at a 10% discount) and the average price of Common Shares on the Toronto Stock Exchange on the relevant date which, for 2002, was nil (See "Indebtedness of Directors and Senior Officers"). In the case of Mr. Brooks, the amounts approximate the above-market portion of interest credited in connection with a non-qualified deferred compensation plan in which he participates. The value of perquisites and other personal benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of the total of his annual salary and bonus.

(8)      Mr. Kerr elected to receive this bonus in the form of Units in lieu of receiving cash. The Units shown for 2001 were granted in February 2002 at a price of $15.41 per Unit and those shown for 2002 were granted in February 2003 at a price of $13.92 per Unit, pursuant to the MDSUP. (See "Report on Executive Compensation—Long-Term Incentives").

(9)      In the case of Messrs. Johansson, Kerr, Pannell and Sippel, the amounts include the Corporation's contributions under the Employee Share Savings Plan (the "ESSP"). These individuals participated in the ESSP on the same basis as all other participating employees. Under the ESSP, employees can contribute up to 5% of their salary towards the purchase of Common Shares, with the Corporation contributing cash to the extent of 30% of eligible contributions towards the purchase of additional Common Shares. For Mr. Johansson, this amount also includes life insurance premiums paid for by the Corporation. In the case of Mr. Brooks, the amounts represent vested employer matching contributions under a defined contribution plan qualified under section 401(k) of the U.S. Internal Revenue Code maintained by Noranda Aluminum, Inc.

(10)    Messrs. Kerr and Pannell also participate in an investment fund established by Partners. In January 2002, Mr. Kerr received an annual distribution of $155,000 from the fund and, in January 2003, Messrs. Kerr and Pannell each received an annual distribution of $178,200 from the fund. See "Principal Holders of the Corporation's Voting Shares" above.

SHARE OPTIONS

Options to purchase Common Shares are granted each year at the discretion of the Board to officers of the Corporation pursuant to the SOP described above under "Report on Executive Compensation—Long-Term Incentives".

    The following table sets forth individual grants of stock options since January 1, 2002 to the named executive officers:

OPTION GRANTS SINCE JANUARY 1, 2002

				Market Value of Securities Underlying Options on the Date of Grant ($/Security)
		% of Total Options Granted to Employees in 2002/2003
	Securities Under Options Granted (1) (#)		Exercise or Base Price ($/Security)
					Date of Grant/ Expiration Date
Name

David Kerr	85,000	7.34%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	100,000	4.52%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012

Derek Pannell	130,000	11.23%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	200,000	9.04%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012

Lars-Eric Johansson	50,000	4.32	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	51,125	2.31%	$15.90	$15.90	July 25, 2002/July 24, 2012
	42,000FL (2)	3.59%	$16.58	$16.58	Jan. 30, 2002/Jan. 29, 2012

Robert Sippel	33,500	2.89	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	32,000	1.45%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012

Fernando Porcile	18,500	1.60%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	17,500FL (2)	2.43%	$16.65	$16.65	Feb. 5, 2003/Feb. 4, 2013
	10,225	0.46%	$15.90	$15.90	July 25, 2002/July 24, 2012

William Brooks	37,500	3.24%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	55,000	2.49%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012

Notes:

(1)      The options to purchase the specified number of Common Shares and, in the case of Messrs. Johansson and Porcile, Falconbridge common shares, vest as follows: 20% on the first anniversary following the date of grant and a further 20% on each of the four subsequent anniversary dates. For options granted in 2002, the first day that the market price of the Common Shares is 20% greater than the exercise price of the options, the final tranche of unvested options outstanding on that date shall immediately vest and be exercisable. Each named executive officer is required to hold, for at least one year, the net shares of the Corporation received from the exercise of options granted in or after 2003. For this purpose, "net shares" means the number of Common Shares obtained through the exercise of the option, less the number of Common Shares required to be sold in order to make payment of: (a) the exercise price and (b) any income taxes attributable to the gain on exercise of the option.

(2)      Options to purchase common shares of Falconbridge.

    The following table sets forth details of each exercise of stock options during the period commencing January 1, 2002 and ending February 28, 2003 by the named executive officers, and the value as at February 28, 2003 of unexercised options on an aggregated basis:

AGGREGATED OPTION EXERCISES DURING THE PERIOD
COMMENCING JANUARY 1, 2002 AND ENDING FEBRUARY 28, 2003, AND OPTION VALUES
AS AT FEBRUARY 28, 2003

Name	Securities Acquired on Exercise (#)		Aggregate Value Realized ($)(1)	Unexercised Options at February 28, 2003 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at February 28, 2003 ($) Exercisable/ Unexercisable(2)

David Kerr	nil		—	393,540/258,260	nil/nil
Derek Pannell	nil		—	258,030/343,320	nil/nil
Lars-Eric Johansson	nil		—	—/101,125	nil/nil
	17,500	(FL)(3)	37,300	108,300/85,200	nil/nil
Robert Sippel	6,000		28,968	74,670/83,980	nil/nil
Fernando Porcile	nil		—	—/28,725	nil/nil
William Brooks	23,700		120,349	125,530/126,120	nil/nil

Notes:

(1)      Determined on the basis of market value at date of exercise.

(2)      Calculated based on the February 28, 2003 closing price on The Toronto Stock Exchange for Common Shares, being $13.19.

(3)      Options to purchase common shares of Falconbridge.

MANAGEMENT DEFERRED SHARE UNIT PLAN

Units may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash performance awards, pursuant to the MDSUP described above under "Report on Executive Compensation—Long-Term Incentives".

    The following table sets forth the Units issued to named executive officers in lieu of cash bonus awards since January 1, 2002.

MANAGEMENT DEFERRED SHARE UNITS
ISSUED SINCE JANUARY 1, 2002

						Unexercised Units at February 28, 2003
					Exercise or Base Price ($/Security)
		Units Granted (#)	% of Total Units Granted	Units Vested (#)
Name	Date Units Issued					(#)	($)

David Kerr	February 10, 2003	8,900	100%	nil	$13.92(1)	8,900	117,391
	February 7, 2002	8,176	100%	1,715	$15.41(1)	8,573	113,078

Notes:

(1)      Equal to the closing price of the Common Shares on the Toronto Stock Exchange (i.e., the market value of the class of security underlying the Unit) on February 10, 2003 and February 7, 2002, being the respective dates of issue.

(2)      The difference between the number of unexercised Units and the number of Units granted to Mr. Kerr reflects additional Units issued as dividends are paid on the Common Shares.

PENSION AND RETIREMENT ARRANGEMENTS

Retirement Annuity Pension Plan for Canadian Salaried Employees

The Noranda Retirement Annuity Pension Plan ("RAP") for Canadian salaried employees provides comprehensive coverage on a defined benefit basis. The formula contains a partial offset for the Canada Pension Plan benefit and the survivor benefit is a lifetime pension with a guarantee period of 5 years. In order to provide a survivor benefit of 66 2/3% of the basic pension, the amount shown on the following table would have to be reduced.

    In October 2001, the Board approved an amendment to the RAP to add a defined contribution option effective January 1, 2002. In 2002, the named executive officers, with the exception of Messrs. Brooks, Johansson and Porcile, were given a one-time choice to either remain in the current defined benefit option or elect the new defined contribution option of the RAP.

    Messrs. Kerr, Pannell and Sippel elected to continue participating in the defined benefit portion of the RAP. The following table shows the total annual retirement benefits payable under such retirement plan to participants at the specified remuneration levels and years of credited service categories assuming retirement at age 65, or at age 60 after completion of 20 years of service.

    The amounts shown in the table are payable for life and guaranteed for five years. The amounts shown are after adjustment for the estimated Canadian Pension Plan benefit offset. The Corporation requires a pensioner to choose a joint and survivorship pension wherein the member's surviving spouse will be entitled to a pension of not less than 66 2/3% of the member's pension unless the spouse waives this condition. The annual pension remuneration will differ from the amounts shown in the table depending on the age of the spouse at the member's retirement and on interest rates at that time.

PENSION PLAN TABLE (CANADIAN SALARIED EMPLOYEES)

	Retirement Benefits by Years of Credited Service ($)
Annual Remuneration ($)(1)
	5 yrs.	10 yrs.	15 yrs.	20 yrs.	25 yrs.	30 yrs.	35 yrs.	40 yrs.	45 yrs.

250,000	21,200	42,400	63,600	84,800	106,000	127,200	148,400	170,275	192,150
275,000 and above(2)	23,375	46,775	70,150	93,550	116,925	140,325	163,700	187,775	211,825

Notes:

(1)      Remuneration is calculated on the basis of the average of the best 60 months' of basic pay prior to retirement. Effective January 1, 2002 remuneration includes basic pay and earnings paid from the Incentive Plan, Bonus Plan or Profit Sharing Plan that are set from time to time by the Board.

(2)      To limit the Corporation's retirement benefit liability, an annual remuneration level of $225,000 was established as the maximum average remuneration eligible for pension calculations. This limit was increased to $275,000 effective January 1, 2002.

    For purposes of computing the total retirement benefit of the participating named executive officers, estimated years of credited service at normal retirement age (65) are: 36 years for Mr. Kerr; 42 years for Mr. Pannell; and 41 years for Mr. Sippel.

    The accrued retirement income benefits of the named executive officers in the RAP defined benefit option exceed maximum pension benefit limits as specified by the Canada Customs and Revenue Agency. The excess benefits are payable directly by Noranda.

    Mr. Pannell is entitled to a supplementary pension payable at normal retirement age, on a joint and survivor basis of $155,000 per annum reduced by the actuarial equivalent of the appreciation in value of Noranda share compensation plan participations granted to him.

Retirement Plan for U.S. Salaried Employees

Mr. Brooks participates in the defined benefit retirement plan for U.S. salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of credited service categories assuming retirement at age 65. The US$ amounts shown are payable for life and guaranteed for five years. The U.S. Pension Plan formula contains a partial offset for the U.S. Social Security benefit. The amounts shown are after adjustment for the estimated offset.

PENSION PLAN TABLE (U.S. SALARIED EMPLOYEES)

	Retirement Benefits by Years of Credited Service ($)
Annual Remuneration (US$)(1)
	15 yrs.	20 yrs.	25 yrs.	30 yrs.	35 yrs.

300,000	76,500	102,000	127,500	153,000	178,500
400,000	102,800	137,000	171,300	205,500	239,800

Note:

(1)      Remuneration for the purposes of such pension plan includes base salary, bonus and profit sharing. Remuneration is calculated on the basis of the average of the five calendar years immediately preceding and including the year of termination.

    For purposes of computing the total retirement benefit of Mr. Brooks, estimated years of credited service at normal retirement age (65) are 24 years.

Retirement Income Plan

Mr. Johansson participates in the Falconbridge Limited Retirement Income Plan ("RIP"), a defined benefit retirement plan for Canadian based salaried employees. Credited service for Mr. Johansson as at December 31, 2002 was 13.3 years.

    The RIP provides comprehensive coverage on a defined benefit basis and it includes features such as protection against inflation, several retirement options including retirement after 30 years of service, a supplemental temporary pension until age 65, and survivor benefit of 66 2/3% of the basic pension.

    Mr. Johansson has, to date, accrued retirement income benefits that exceed Canada Customs and Revenue Agency's maximum pension limits. The excess benefits are payable directly by the Corporation.

    The following table sets forth the total annual retirement benefits payable under the RIP to participants in the specified compensation and years of service categories, assuming retirement at age 65:

	Retirement Benefits by Years of Credited Service ($)
Remuneration ($)(1)
	15	20	25	30	35	40

300,000	67,500	90,000	112,500	135,000	157,500	180,000
400,000	90,000	120,000	150,000	180,000	210,000	240,000
500,000	112,500	150,000	187,500	225,000	262,500	300,000

Note:

(1)      Remuneration for a year for the purposes of the RIP of an Executive (including Mr. Johansson) includes base salary and the lesser of the actual amount of the annual incentive bonus program payment and the amount of the target bonus. The pension benefits are based on 1.5% per year of service. There is no reduction in amounts paid under the RIP to reflect social security payments.

Other

Mr. Porcile participates in the Chilean national pension scheme which requires Chilean national employees to make prescribed personal contributions into a strictly regulated personal retirement investment fund. Noranda does not make any supplementary contributions to Mr. Porcile's account. However, Noranda has agreed to pay Mr. Porcile the equivalent of his base salary, in effect at such time as his employment may be terminated, until he reaches the age of 65 unless he voluntarily resigns or his employment is terminated for just cause. In the event Mr. Porcile continues to work for the Corporation after he reaches the age of 65, Noranda will pay Mr. Porcile a severance amount of 1 month of base salary for each year and partial year worked from his initial start date as provided for by Chilean legislation, in the event his employment is terminated other than for just cause.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at February 28, 2003, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of all current and former officers, directors and employees of the Corporation or its subsidiaries to the Corporation or its subsidiaries entered into in connection with a purchase of securities was approximately $9.3 million. The largest aggregate amount of debt outstanding during the year ended December 31, 2002 was $10.7 million. This indebtedness represents loans made by the Corporation pursuant to the SPP and other loans, as described below.

    In response to changing US guidelines on executive loans, the Board discontinued granting any further executive loans under the SPP in July 2002. Under the SPP, loans were made to key employees of the Corporation and its subsidiaries for the purchase of Common Shares at a 10% discount from a prescribed formula for determining market price. Such Common Shares were pledged as collateral security for the payment of the loans. Loans bear interest equal to the cash dividends paid on Common Shares and are repayable within a period of ten years. Unless otherwise approved by the Board, a participant is only permitted to repay each loan to the extent of 20% per year on a cumulative basis. In July 2002, a ten-year $1,999,878.20 loan was made to Mr. Pannell under the SPP to be applied in payment of the subscription price of 137,260 Common Shares.

    In 2002, loans were also made to Messrs. Johansson and Pannell to purchase designated securities. Each such loan is evidenced by a promissory note of the executive officer and the designated securities are pledged as collateral security for the payment of the note. The loans bear interest, payable on a quarterly basis, at a rate equal to the prime rate of a Canadian chartered bank.

    The following table sets forth the names of the directors and officers of the Corporation to whom loans have been made, together with the largest amount outstanding during the fiscal year ended December 31, 2002 and the amount outstanding as at February 28, 2003:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during Financial Year Ended December 31, 2002 ($)	Amount Outstanding as at February 28, 2003 ($)(1)

David Kerr(2) Chairman Toronto, Ontario	SPP Loan	3,134,430	3,134,430

Derek Pannell(2) President and CEO Toronto, Ontario	Loans SPP Loan	484,000 1,999,878	484,000 1,999,878

Lars-Eric Johansson Executive Vice-President & CFO Oakville, Ontario	Loan	250,000	250,000

Aaron Regent Executive Vice-President & CFO(3) Toronto, Ontario	Loans	3,468,353	3,468,353

Martin Schady Senior Vice-President, Corporate Development Mississauga, Ontario	SPP Loan	500,018	500,018

Notes:

(1)      The security for such indebtedness comprises Common Shares, Nexfor common shares, and securities of Partners and its publicly traded associated companies.

(2)      Messrs. Kerr and Pannell are currently, and are proposed nominees for election as, directors of the Corporation.

(3)      Mr. Regent was the Corporation's Executive Vice-President and CFO until May 31, 2002. Effective June 1, 2002, he was appointed President and Chief Executive Officer of Falconbridge.

COMPENSATION OF DIRECTORS

Directors (other than directors who are employees of the Corporation) are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. For the year ended December 31, 2002, the annual retainer paid to each such director by the Corporation was $15,000. In addition, such directors who were members of Board Committees received an annual retainer of $3,000 for each Committee membership. Each such director also received a fee of $2,000 for each meeting of the Board attended (other than the meeting held immediately following the annual meeting of shareholders) and a fee of $1,000 for each Committee meeting attended.

    The retainer and attendance fees otherwise payable by the Corporation to Messrs. Cockwell, Eyton, Flatt, Harding and Myhal during 2002 were paid to Brascan.

    Non-employee directors may elect to receive their annual retainer fees and/or meeting attendance fees in deferred share units ("Units") under the Corporation's Deferred Stock Unit Plan for Non-Employee Directors ("DSU Plan"). The DSU Plan is intended to promote a greater alignment of interests between non-employee directors and the shareholders of the Corporation. A Unit is a bookkeeping entry having the same value as one Common Share, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director's period of Board service. A director who holds Units will receive additional Units as dividends are paid on Common Shares on the same basis as if the dividends were reinvested pursuant to the Corporation's dividend reinvestment plan. The cash value of the Units, when redeemed, will be equivalent to the market value of an equivalent number of Common Shares at the time the director ceases to serve as a director. Payment of such value may be in cash or Common Shares purchased on the open market. As of December 31, 2002 the total Units held by participating directors was 23,987.75, the accrual in respect of which was approximately $341,000.

    At the discretion of the Board, directors other than executives of the Corporation or of Brascan and its associated companies, may also from time to time be granted options to acquire Common Shares. In February 2002, Ms. Kempston Darkes and Messrs. Balogh, Bérard, Flood, Gish, McCutcheon and McKenna were each granted options to purchase 5,000 Common Shares at an exercise price of $15.55 per share pursuant to the SOP to more closely align their interests with those of the Corporation's shareholders.

    Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

    Messrs. Balogh, Cockwell, Flatt, Harding, Kerr and Pannell are also directors of Falconbridge. Directors of Falconbridge who are not employees of Falconbridge are compensated by Falconbridge for their services as directors through a combination of retainer fees and meeting attendance fees. For the year ended December 31, 2002, the annual retainer paid to each such director was $15,000 and the fee for each meeting of the board of directors attended (other than the meeting which may be held immediately following the annual meeting of shareholders) was $2,000. The annual retainer payable to each such director who was a member of a committee of the board of directors was $3,000 and the fee for each committee meeting attended was $1,000. The annual fee payable to each director who was Chair of a committee was $1,000. The retainer and attendance fees otherwise payable by Falconbridge to Messrs. Kerr and Pannell, and those to Messrs. Cockwell, Flatt and Harding, during 2002 were paid to Noranda and Brascan, respectively. In recognition of his experience and knowledge of Falconbridge, and its activities, Mr. Balogh, in addition to the directors' compensation referred to above, is paid $50,000 per annum as Chairman of Falconbridge's board of directors and $8,000 per annum as Falconbridge's nominee on the board of directors of its subsidiary Falconbridge Dominicana, C. por A. ("Falcondo"). Mr. Balogh is also paid an annual fee of US$8,000 by Falcondo for his services as a director thereof.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on the Corporation's Common Shares with the cumulative total return of the S&P/TSX 300 Total Return Index and the S&P/TSX Canadian Diversified Metals and Mining Total Return Index:

Notes:

(1)      Assumes Common Share dividends are re-invested on the ex-dividend date.

(2)      On December 31, 1998 the Corporation completed the distribution to its common shareholders of its interest in Nexfor Inc. (formerly Noranda Forest Inc.) ("Nexfor") and Canadian Hunter Exploration Ltd. ("Canadian Hunter") by way of a Plan of Arrangement ("Arrangement"). For this graph it has been assumed that the 0.436 of a Nexfor common share and the 0.25 of a Canadian Hunter common share received, for each Common Share held, as a result of the Arrangement were sold on December 31, 1998 and that the proceeds were reinvested into Common Shares on such date.

(3)      The TSE Mining and Metals Index, to be phased out by the Toronto Stock Exchange in 2003, was used as a comparison in the Corporation's previous management information circulars.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board is of the view that Noranda's corporate governance policies and practices, outlined below, are appropriate and consistent with the guidelines for corporate governance adopted by the Toronto Stock Exchange (the "Exchange Guidelines"). The Corporation's specific disclosure relative to these guidelines is set out in Schedule "A" to this Circular. The Board is also of the view that these policies and practices are consistent with the most recent recommendations of the New York Stock Exchange ("NYSE").

    The Board will continue to critically assess the Corporation's governance practices to fulfill its commitment to ensure continued effective corporate governance.

BOARD OF DIRECTORS

Mandate

The mandate of the Board, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.

    In fulfilling its mandate, the Board, among other matters, is responsible for:

  •
  reviewing the Corporation's overall business strategies and its annual business plan;
  •
  reviewing the principal risks of the Corporation's business to ensure that these risks are within acceptable limits and that appropriate systems are in place to manage these risks;
  •
  reviewing major strategic initiatives to ensure that the Corporations's proposed actions accord with shareholders' objectives;
  •
  appointing the CEO and reviewing succession planning;
  •
  assessing management's performance against approved business plans and industry standards;
  •
  reviewing and approving the reports issued to shareholders, including annual and interim financial statements;
  •
  ensuring the effective operation of the Board; and
  •
  safeguarding shareholders' equity interests through the optimum utilisation of the Corporation's capital resources, including setting an appropriate dividend policy.

Meetings

The Board meets quarterly to review, among other things, the performance of the Corporation on a consolidated basis and by Business Unit. Results are compared to and measured against a previously established plan and performance in prior years. At these meetings, the Board also receives activity reports of the CEO, and various other reports covering pertinent issues, enabling the directors to oversee the management of the business and affairs of the Corporation. The Corporation's strategies and their implementation are discussed frequently at Board meetings.

    One meeting each year is held at site or facility in conjunction with an organized review of the operations, at which the directors are able to increase their knowledge of the Corporation's businesses and gain exposure to key operating personnel.

    The Board also conducts one meeting annually devoted to reviewing and assessing the Corporation's Business Plan for the ensuing year and its overall strategic objectives, priorities, opportunities and risks. Management develops the Plan and, at this meeting, presents it for discussion, incorporates strategic input and obtains Board endorsement. This Plan establishes, among other things, a strategic backdrop for the consideration of capital allocation requests throughout the year, as well as benchmarks against which the Board measures the performance of management. At this meeting, management's views of key longer-term trends and global factors of significance are also considered.

    Other meetings of the Board are called to deal with special matters as circumstances require.

    In 2002, there were four regular meetings, one strategy meeting and five special meetings to review specific strategic initiatives. Four regular meetings and one strategy meeting are scheduled for 2003. Meeting frequency and agenda items may change depending upon the opportunities or risks faced by the Corporation.

Composition and Size

The Board is comprised of 7 independent directors (Messrs. Balogh, Berard, Flood, Gish, McCutcheon and McKenna and Ms. Kemptson-Darkes), 5 individuals nominated by the Corporation's principal shareholder (Messrs. Cockwell, Eyton, Flatt, Harding and Myhal) and 2 directors drawn from senior management (Messrs. Kerr and Pannell). The Board believes that this combination leads to a constructive exchange of views in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

    The Board has established criteria for the selection of directors, and the performance of the Board as a whole, in an effort to foster a diversity of viewpoints and to ensure a breadth of business and other relevant experience.

    The size of Noranda's Board varies from time to time. It is currently composed of 14 directors, a number considered appropriate for facilitating effective dialogue and decision-making. All proposed nominees are currently directors of the Corporation.

    The Board considers that 12 of its 14 directors are "unrelated" within the meaning of the Exchange Guidelines and independent directors under the NYSE standards. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The two related directors, Messrs. Kerr and Pannell are senior executives of the Corporation (i.e., "inside" or management directors).

    Prior to June 1, 2002, Mr. Kerr had served as Chairman and CEO of the Corporation. Effective June 1, 2002, Mr. Pannell assumed the roles of President and CEO and Mr. Kerr assumed the role of Chairman.

Independent Board Leader

Since September 1, 2001, Mr. McKenna, the Chairman of the Governance Committee, has served as "Independent Board Leader", in which role he is responsible for the following functions:

  •
  to chair an "in camera" session during each Board meeting without management present in order to give directors an opportunity to fully and frankly discuss issues and provide feedback, serving as a liaison amongst the directors and then between the Board and senior management.
  •
  as described below, to meet privately with each director once a year to discuss, and to receive suggestions on how to enhance, Noranda's corporate governance practices, overall Board effectiveness, and the contributions being made by individual directors.
  •
  should a perceived need arise, to be accessible to all directors to discuss issues of Board independence; and to call a Governance Committee meeting should that be requested or warranted in the circumstances.

Prior Approvals/Risk Management

In addition to those matters which must by law be approved by a company's board of directors, the Board has established a capital investment approval process, procedures and guidelines, with respect to significant capital appropriation requests. The Board annually reviews the planned capital investments of the Corporation. In addition, all capital appropriation requests by the Corporation or its wholly-owned operations that exceed $10 million require specific prior Board approval. Other significant matters such as any material acquisition or disposition of assets also require prior Board approval.

    The Board has charged management with identifying Noranda's principal business risks and periodically reviewing with specified Committees and/or the full Board its efforts to address and effectively manage them. Pursuant to a risk management framework, presentations of risk issues are made to the Governance Committee. In addition, risks relating to financial matters are regularly monitored by the Audit Committee; and risks relating to environment, occupational health and safety matters are regularly monitored by the Environment Committee. In connection with risk management, the Board has adopted treasury risk management policies covering specified significant market activities of the Corporation's Corporate Treasury and a commodity trading policy covering metal trading activities. Authorization levels and other parameters have been established in connection therewith, requiring prior Board approval for those transactions exceeding specified materiality thresholds considered by the Board to be appropriate. Other risk management tools include Noranda's Code of Ethics, Environment, Safety & Health Policy, Corporate Disclosure Policy, and the delivery of an annual Insurance Report to the Audit Committee.

Board Activities

A work plan and schedule of Business Unit presentations for the upcoming year are prepared for the Board and each Committee. These are continuously updated to include additional items requested by any Board or Committee member. Other special agenda items are added on an "as needed basis" to reflect the state of the Corporation's affairs and in light of opportunities or risks which it faces.

Board and Committee Effectiveness

An agenda and comprehensive material are distributed in advance of Board and Committee meetings to facilitate appropriate preparation and full participation in discussions and decisions. In addition, directors receive monthly written reports that highlight key financial metrics and information; and periodic oral or written updates from the CEO on matters of strategic significance.

    The effectiveness of the Board as a whole is assessed annually, as are Noranda's corporate governance practices. Such assessments include consideration of the operation of the Board and its Committees; the adequacy of information provided to the directors; board structure; the directors' satisfaction with the process for setting the Corporation's strategy and for reviewing and assessing the performance of the Corporation against the Business Plan and the performance of the CEO; and the directors' views on the effectiveness of the Corporation's Board and Committee performance relative to other organizations. The Independent Board Leader conducts interviews with each director to obtain his or her views and input on such matters as well as in connection with the contributions made by individual directors. This assessment process provides an effective vehicle for the Board to consider its own performance and the contributions made by individual directors, to assess its ability to function independently of management, and to assemble and clearly communicate its expectations of management. In addition, directors are invited to propose modifications to improve the Board and Committee functions, and to enhance the Corporation's governance processes, at any time.

    Appropriate steps are taken to ensure that new Board members acquire a working understanding of the Corporation's businesses, its strategic and business objectives, and the challenges and risks being faced, in order to enable them to contribute quickly and effectively. Preparatory reading is provided and orientation meetings are arranged with senior executives. Management and operational personnel are readily accessible to all directors on an ongoing basis to provide information about their responsibilities and functional areas, and to answer questions. A Handbook containing information of relevance to directors is distributed annually.

    Directors, when elected, serve until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed. The Board has established a retirement age of 70 for directors.

COMMITTEES OF THE BOARD

Committees of the Board are an integral part of the Corporation's governance structure. There are four standing Committees, established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. Following every Committee meeting, Committee chairs report to the Board on the activities of their respective Committees, facilitating effective Board discussion and decision-making by providing recommendations on matters within their respective mandates. The Committee mandates are contained in written Terms of Reference periodically reviewed and approved by the Board, and are summarized below. Committee participation ensures that directors have a meaningful opportunity to contribute effectively to Board and Committee deliberations and activities.

    All Committees are composed entirely of unrelated directors except the Environment, Safety and Health Committee of which Mr. Pannell is a member.

    In addition to the four standing Committees, there may be occasions from time to time when the Board considers it appropriate to form a Special Committee to consider a particular matter.

    Mr. Pannell, as CEO, is frequently invited to participate in Committee meetings, in order to share relevant information and provide insight into strategic options and choices available to enhance Committee deliberations. Whenever a Committee considers it appropriate, particularly in connection with matters that affect him personally such as discussions relating to his performance and compensation, Mr. Pannell is directed to absent himself from the meeting.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's corporate accounting and financial reporting practices. Responsibilities include:

  •
  reviewing the quarterly and annual consolidated financial statements and "management's discussion & analysis" prior to their approval by the Board and release to the public
  •
  reviewing accounting practices and policies and results of external audits and related matters
  •
  assessing internal controls over the Corporation's accounting and financial reporting systems
  •
  reviewing the terms of engagement and audit plans of the auditors and non-audit services provided by the auditors
  •
  examining the fees and expenses for audit services and recommending external auditors for appointment by shareholders

    For a portion of each meeting, the Audit Committee meets privately with the Corporation's external auditor to discuss and review specific issues as appropriate.

    This Committee met four times in 2002. Currently, the members are A.L. (Al) Flood (Chairman); Andre Berard, George E. Myhal, C.A. (non-voting); and Frank J. McKenna. In addition to being unrelated and independent directors as described above, all voting members of the Audit Committee meet the additional "independence" test under the Sarbanes-Oxley Act of 2002, in that their directors' fees are the only compensation they, or their firms, receive from the Corporation.

Board Governance Committee

The Board Governance Committee oversees the operations of the Board in discharging its mandate and responsibilities. Responsibilities include:

  •
  reporting annually to the Board on the effectiveness of the performance of the Board as a whole, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors
  •
  reviewing the program of the Board for the upcoming year, and the methods and processes to be pursued in carrying out this program
  •
  approving the engagement of any outside expert by a director at the expense of the Corporation when that is appropriate and necessary for the purpose of allowing that director to discharge his or her mandate and responsibility
  •
  reviewing and endorsing this Statement of Corporate Governance Practices

    In October 2002, the Board Governance Committee assumed the Nominating function previously carried out by the Human Resources Committee. In this regard, the Committee's responsibilities include:

  •
  considering the appropriate size and composition of the Board
  •
  establishing director selection criteria
  •
  recommending individuals to be proposed for election or appointment as directors
  •
  making recommendations relative to the composition of the various Committees

    This Committee met three times in 2002. Currently, the members are Frank J. McKenna (Chairman), who also serves as Independent Board Leader; V. Maureen Kempston Darkes; Norman R. Gish; Robert J. Harding; and James W. McCutcheon.

Environment, Safety & Health Committee

In furtherance of the Corporation's commitment to the management of environmental and occupational health and safety matters, the Environment Committee's responsibilities include:

  •
  reviewing the periodic reports to management on the operation of the Corporation's environmental and occupational health and safety management systems, and reporting any significant matters arising from these reports to the Board at its regular meetings

  •
  reviewing the prompt reports to management on significant environmental and occupational health and safety incidents, and reporting to the Board on such incidents at its regular meetings
  •
  responding to the Board with regard to specific issues raised by directors, officers, employees and the public concerning the Corporation's environmental and occupational health and safety matters
  •
  considering and reporting to the Board at its regular meetings on any reports from management on environmental and occupational health and safety matters that may affect the Corporation's medium and long-term business strategies.

    This Committee met three times in 2002. Currently, the members are Alex G. Balogh (Chairman); J. Trevor Eyton, J. Bruce Flatt; James W. McCutcheon and Derek Pannell.

Human Resources Committee

The Human Resources Committee's responsibilities include:

  •
  reviewing overall compensation plans, strategy, objectives and policies
  •
  annually reviewing and assessing the CEO's performance against pre-agreed objectives, and reviewing performance assessments made of other senior executive officers
  •
  recommending compensation of senior management
  •
  reviewing executive appointments
  •
  ensuring that appropriate senior management succession plans are in place
  •
  periodically considering and making recommendations in connection with the adequacy and form of directors' compensation
  •
  periodically reviewing the Corporation's Stock Option Plan

    This Committee's mandate also includes the responsibility of assisting the Board fulfill its fiduciary responsibilities relating to the Corporation's pension plans. Such responsibilities include:

  •
  reviewing the actuarial reports, assumptions and funding policy recommendations adopted by the Corporation's internal pension administration committee ("PAC")
  •
  confirming all appointments to the PAC and considering the PAC's appointment of persons of firms to be engaged as the trustee, custodian, actuary, principal investment advisor and auditor
  •
  reviewing the investment strategy, objectives and policies and the funding strategy relating to the pension plans
  •
  considering the audited financial statements of the pension fund for each pension plan, as approved by the PAC
  •
  reviewing periodic reports of the PAC concerning material aspects of the functioning and performance of, and compliance with regulations and approved strategies relating to, the pension plans
  •
  reviewing significant amendments to the pension plans

    This Committee met five times in 2002. Currently, the members are Jack L. Cockwell (Chairman); André Bérard; J. Trevor Eyton; A.L. (Al) Flood, Norman R. Gish and Robert Harding.

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board and its committees at their regular and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's strategic plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

COMMUNICATION AND DISCLOSURE POLICIES

The Board approves the Corporation's annual consolidated financial statements; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of Noranda's other significant disclosure documents. In addition to being available to all shareholders and the general public upon request, these and other prescribed documents are available on the Canadian regulatory-mandated electronic database known as "SEDAR" (the System for Electronic Document Analysis and Retrieval) (http://www.sedar.com). The Corporation has also established and maintains a corporate web site (http://www.noranda.com) featuring, among other things, an investor relations section including past annual reports, press releases, and other supplemental information/presentations referred to below; as well as operational and environmental sections.

    Senior officers of Noranda will make presentations and respond to shareholder enquiries at the Meeting to explain the Corporation's business results for the prior year and its business objectives and strategies for the future. They also meet periodically with institutional investors and mining industry analysts to facilitate their understanding of matters that have been publicly disclosed. Presentations at investor conferences are promptly made available on the Internet.

    Following the dissemination of its financial results by way of news release, Noranda broadcasts its quarterly conference call over the Internet. This broadcast is accessible on a live and recorded basis via telephone and the Internet. Replay of the recorded calls is available for a week after the call while the webcast remains available for a one-year period. This initiative allows all investors, analysts, the news media and other interested individuals to simultaneously listen to senior management presentations on such matters and ask questions via the telephone or via the Internet. Electronic slide presentations are also posted on the Corporation's website after the issuance of a news release on quarterly or annual results, usually several hours prior to the conference call.

    At other times, appropriate senior officers of the Corporation are available to provide information to, and respond promptly to queries from shareholders, the news media and the general public. Site visits for investors and financial analysts are organized periodically to facilitate an understanding of operations by the financial community. No disclosure of competitive, non-public material information is permitted during these visits. One-on-one meetings also take place occasionally with designated senior management, with discussion being limited to publicly disclosed financial information and issues.

    Telephone numbers are provided on the last page of the Corporation's 2002 Annual Report. Noranda has also established a toll-free line by which shareholders can directly contact the transfer agent and registrar for certain information.

    The Corporation also has a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.

OTHER INFORMATION

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance coverage under a $25 million primary policy and a $25 million excess policy (each held by Brascan). Each of the policies extends coverage to the Corporation, certain of its subsidiary and associated companies and certain other companies designated by Brascan, which share the combined annual policy limit of $50 million, subject to a corporate deductible of $1 million per loss for the Corporation (in each case, an "Insured Organization").

    Generally, under this insurance coverage, an Insured Organization is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under by-law indemnity provisions for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by the Insured Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

    Both policies were effective November 1, 2001 at a combined aggregate premium to the Corporation of $127,500, of which $96,500 was payable entirely by the Corporation and the balance was payable entirely by subsidiary and associated companies of the Corporation. Of the $96,500 payable directly by the Corporation, an estimated $30,000 was payable in respect of its directors as a group and $66,500 was payable in respect of its officers as a group. Each policy is for a period of one year with terms and premiums established on each renewal.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda, is currently negotiating a power supply agreement with Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Brascan. Closing is subject to completion of mutually acceptable definitive documentation and is anticipated to occur on or before June 1, 2003, which is the date on which Aluminum's existing 30-year power supply contract with a third-party expires. Under the proposed arrangement, BEMI would provide Aluminum's New Madrid primary aluminum smelter with up to 500 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates based on market prices.

    Pursuant to an agreement between the Corporation and Brascan, the Corporation may require Brascan, at any time prior to April 30, 2003, to purchase up to 12 million of a series of preferred shares of the Corporation (the "Preferred Shares") at a price of $25.00 per share, for gross proceeds of up to $300 million. The Preferred Shares will carry a quarterly cumulative dividend at a rate of 8% per annum which, at the Corporation's option and subject to regulatory approval, may be paid in cash or in common shares of the Corporation. The Corporation may, at any time, redeem the Preferred Shares upon (i) payment of $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption, or (ii) at the Corporation's option at any time after five years from the date of issue of such shares, delivery of that number of Common Shares equal to the redemption price divided by the greater of $2.00 and 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion, or, if that fourth day is not a trading day, on the immediately preceding trading day. If the Corporation redeems any Preferred Shares within 120 days of the date of their issue, the redemption price payable by the Corporation will be reduced by $0.75 per share. The Corporation will be required to apply the net proceeds received from any subsequent public issue of its equity securities to redeem the Preferred Shares then outstanding. The Corporation has agreed to pay Brascan a placement fee equal to 3% of the gross proceeds realized by the Corporation upon the sale of any of the Preferred Shares to Brascan.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide to any person without charge, upon request to the Corporate Secretary of the Corporation at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, one copy of:

(i)
the latest Annual Information Form of the Corporation filed with the securities commissions or similar regulatory authorities in Canada, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative Consolidated Financial Statements for its most recently completed financial year and the Auditors' Report thereon;
(ii)
this Management Information Circular; and
(iii)
any unaudited interim reports to shareholders issued subsequent to the aforementioned Consolidated Financial Statements.

OTHER BUSINESS

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

    DATED March 1, 2003.

JULIE GALLOWAY,
Associate General Counsel &
Corporate Secretary

SCHEDULE A
CORPORATE GOVERNANCE GUIDELINES

The Board of Directors is of the view that the Corporation's corporate governance practices and procedures are comprehensive and consistent with the Exchange Guidelines. The following summarizes these guidelines and sets out the Corporation's current practices in each case.

1.
The Board of Directors should explicitly assume responsibility for stewardship of the Corporation and specifically for:

(a)   Adoption of a strategic planning process

The Board meets annually and has special meetings as required to review the Corporation's overall business strategies and its annual business plan, and also reviews major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives.

(b)   Identification of principal risks and the implementation of appropriate risk management systems

The Board, directly and through its Committees, reviews the principal risks of the Corporation's business to ensure that appropriate systems are in place to manage these risks.

(c)   Succession planning including monitoring senior management

The Board appoints the Chief Executive Officer and other members of senior management. The Board directly, and through its Human Resources Committee, reviews succession planning.

(d)   Communications policy

The Board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

(e)   Integrity of internal controls and management information systems

The Audit Committee, through a process of enquiry with management and the auditors assures that the Corporation has adequate internal controls and management information systems.

2-3.
The Board should be composed of a majority of unrelated directors, that is directors who are independent of management and free from any business interests, other than shareholdings, which could interfere with his or her ability to act in the best interests of the Corporation. The Board has the responsibility to apply the definition of unrelated director and disclose annually the principles and conclusions of this application.

  The Board considers that 12 of its 14 directors proposed for election, comprising a majority of the board, are unrelated directors within the meaning of the Exchange Guidelines and independent under the standards of the NYSE. The proposed directors who are considered to be related are Messrs. Kerr and Pannell. In relation to making this determination, the Board has examined the circumstances of each director in relation to a number of factors, including each director's current and past role in the management of the Corporation or its affiliates.

4-5.
The Board should appoint a Committee of non-management directors, a majority of whom are unrelated, to propose new nominees for election to the board and for assessing directors on an ongoing basis. The board should implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

  The Governance Committee has the responsibility, among other things, for reviewing credentials of nominees for election or appointment to the Board and for recommending candidates for Board membership. All of the members of the Governance Committee are unrelated directors. One member,

  Mr. Harding, is a representative of Brascan. The Governance Committee is responsible, among other things, for reviewing the effectiveness of the Board's operations and for assessing the performance of the Board and its directors and the contribution of individual directors. Individual members of the Board are also invited to raise questions and make suggestions regarding these matters for consideration by the Chairman of the Governance Committee and by the Chairman of the Corporation.

6.
The board should provide an orientation and education program for new directors.

  New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with senior management to obtain insight into the operations of the Corporation and its affiliates.

7.
The board should examine its size in relation to effective decision-making and adjust its size where appropriate.

  The Governance Committee is responsible, among other things, for periodically assessing the size and composition of the Board and its committees and making recommendations to the Board. The Board considers that its present size is appropriate given the diversity of its operations.

8.
The board should review the adequacy and form of director compensation to reflect the risk and responsibilities of its directors.

  The Governance Committee is responsible for reviewing and recommending director compensation to the Board.

9.
Board committees should generally be composed of non-management directors, a majority of whom are unrelated.

  Mr. Pannell, a management director, is a member of the Environment Committee. All other committees are composed solely of outside directors, all of whom are unrelated and independent directors. In addition, all voting members of the Audit Committee meet the additional test of independence under the Sarbanes-Oxley Act of 2002.

10.
The board or one of its committees should expressly assume responsibility for developing the Corporation's approach to governance issues, including its response to the Exchange Guidelines.

  While the Board retains overall responsibility for corporate governance matters, its committees each have specific responsibilities for certain aspects of corporate governance. The Governance Committee is responsible for reviewing the Corporation's statement of corporate governance practices, including its response to the Exchange Guidelines.

11.
The board, together with the CEO, should define management's role and responsibilities, including the CEO's corporate objectives.

  The Human Resources Committee is responsible, among other things, for reviewing and reporting to the Board on management resource planning, including succession planning, proposed senior management appointments, and the job descriptions and annual objectives of its senior executives.

  The Board believes in the importance of developing business plans to ensure the compatibility of shareholder, board and management views on the Corporation's strategic direction and performance targets, and the effective utilization of shareholder capital. The Board's approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

12.
The board should have in place appropriate structures to ensure that it can function independent of management.

  At its meetings, the Board regularly engages in a private session with the Corporation's most senior officers without other members of senior management present. The Board also meets independently of all senior management on a regular basis, under the leadership of the Board's lead director. The Board's lead director is the Chairman of the Governance Committee, who is currently Mr. F. McKenna, an unrelated director.

13.
The audit committee of the board should be comprised only of non-management members, should have a specific mandate, and have direct access to the Corporation's internal and external auditors and oversight over these functions.

  The Audit Committee of the Board is composed solely of unrelated directors. The mandate of the Audit Committee is set out in a charter which is reviewed by that Committee and approved by the Board. Among other things, the Audit Committee is responsible for monitoring the Corporation's systems and procedures for internal controls and monitoring the performance of the Corporation's external auditors. The Audit Committee also meets periodically in private with the Corporation's external auditors to discuss and review specific issues as appropriate.

14.
Individual directors should be able to engage outside advisers under appropriate conditions.

  Individual directors of the board are free to consult with members of senior management, whenever they so require, and to engage outside advisors with board authorization.